UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
 Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 Under
the Securities Exchange Act of 1934

For the month of July, 2003

(Commission File No. 1-14228)

Cameco Corporation

(Translation of Registrant’s Name into English)

2121 – 11th Street West
Saskatoon, Saskatchewan, Canada S7M 1J3

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☐	Form 40-F ☑

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Exhibit Index
SIGNATURE
PRESS RELEASE

Exhibit Index

Exhibit No.	Description	Page No.

1.	Press Release dated July 2, 2003	3 - 4

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Cameco Corporation

Date: July 3, 2003	By:	/s/ “Gary M.S. Chad” Gary M.S. Chad Senior Vice-President, Law, Regulatory Affairs and Corporate Secretary

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Listed	Share Symbol	web site address:

TSX NYSE	CCO CCJ	www.cameco.com

2121 – 11th Street West, Saskatoon, Saskatchewan, S7M 1J3  Canada
Tel: (306) 956-6200 Fax: (306) 956-6201

Cameco Restarts Mining at McArthur River

Saskatoon, Saskatchewan, Canada, Wednesday, July 2, 2003 . . . .

Cameco Corporation announced today that the McArthur River mine is back in production approximately one month earlier than previously anticipated. Production had been suspended since April 6, 2003 when additional water began to flow into the mine.

“The world’s largest uranium mine is once again safely producing the fuel essential to the generation of clean electricity,” said Jerry Grandey, Cameco’s president and chief executive officer.

McArthur River personnel began mining underground with two raise-bore machines on June 30 and expect to have a third unit functioning in early July, bringing mining operations up to full capacity. McArthur River ore is processed at the Key Lake mill, which restarted on Canada Day, July 1. The restart of mining operations was conditional on a number of regulatory items including increased monitoring and providing more information about returning to normal operations.

The additional water inflow at the McArthur River mine is stable and being drained through a series of pipes from the affected area to an inactive part of the mine before being pumped to surface. The water continues to be treated and monitored to ensure good quality. The area where the water entered the mine has been filled with concrete and work is continuing to permanently seal it off by mid-August.

Cameco expects the McArthur River/Key Lake operations will produce approximately 12 to 13 million pounds of uranium in 2003 (Cameco’s share about 8 to 9 million pounds) compared to the annual licensed capacity of 18.7 million pounds. Cameco’s share of production from all its uranium operations will be about 16 to 17 million pounds this year. While mining was suspended, the company met all sales contracts with existing inventory and other supply sources.

“Our employees, contractors and suppliers have overcome the significant challenges presented by this event. By restoring mining operations as quickly as they did, they have demonstrated, once again, that they are of the same caliber as this rich deposit,” said Grandey. “We are extremely proud of their dedication and achievement.” Cameco avoided layoffs of McArthur River and Key Lake employees by scheduling additional maintenance, training and by using vacation time.

. . . 2/

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Cameco confirms that the 2003 net earnings have declined by about $4 to $5 million for every month that McArthur River was unable to produce.

Cameco owns 70% of the McArthur River mine located in northern Saskatchewan about 620 kilometres north of Saskatoon.

Cameco, with its head office in Saskatoon, Saskatchewan, is the world’s largest uranium supplier. The company’s uranium products are used to generate electricity in nuclear energy plants around the world, providing one of the cleanest sources of energy available today. Cameco’s shares trade on the Toronto and New York stock exchanges.

Statements contained in this news release which are not historical facts are forward-looking statements that involve risks, uncertainties and other factors that could cause actual results to differ materially from those expressed or implied by such forward-looking statements. Factors that could cause such differences, without limiting the generality of the following, include: volatility and sensitivity to market prices for uranium, electricity in Ontario and gold; the impact of the sales volume of uranium, conversion services, electricity generated and gold; competition; the impact of change in foreign currency exchange rates and interest rates; imprecision in reserve estimates; environmental and safety risks including increased regulatory burdens; unexpected geological or hydrological conditions; political risks arising from operating in certain developing countries; a possible deterioration in political support for nuclear energy; changes in government regulations and policies, including trade laws and policies; demand for nuclear power; replacement of production and failure to obtain necessary permits and approvals from government authorities; legislative and regulatory initiatives regarding deregulation, regulation or restructuring of the electric utility industry in Ontario; Ontario electricity rate regulations; weather and other natural phenomena; ability to maintain and further improve positive labour relations; operating performance of the facilities; success of planned development projects; and other development and operating risks.

Although Cameco believes that the assumptions inherent in the forward-looking statements are reasonable, undue reliance should not be placed on these statements, which only apply as of the date of this report. Cameco disclaims any intention or obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

- End -

Media & investor & inquiries:	Alice Wong	(306) 956-6337

Media inquiries	Lyle Krahn	(306) 956-6316

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